JOHN H. LIVELY, Managing Partner
john.lively@practus.com
11300 Tomahawk Creek Pkwy., Suite 310
Leawood, KS 66211
(913) 660-0778

June 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Request to Withdraw Registration Statement on Form N-14
File No.: 333-288296; Accession No. 0001999371-25-008209

ETF Opportunities Trust
on behalf of the following series:

OTG Latin America ETF (the “Acquiring Fund”)

and

World Funds Trust
on behalf of the following series:

OTG Latin America Fund (the “Target Fund”)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the ETF Opportunities Trust (the “Acquiring Fund’s Registrant”), on behalf of the Acquiring Fund, and World Funds Trust (the “Target Fund’s Registrant”), on behalf of the Target Fund, hereby respectfully request (a) the immediate withdrawal of a registration statement submitted pursuant to Form N-14 (File No.: 333-288296; Accession No. 0001999371-25-008209), together with all exhibits and amendments thereto, (the “N-14 Registration Statement”) and (b) that the Commission issue an order granting the withdrawal of the N-14 Registration Statement, effective as of the date hereof or at the earliest practicable date hereafter.

The Trust is requesting withdrawal because the N-14 Registration Statement was filed as an initial Registration Statement on Form N-14 in error and should have been filed as a pre-effective amendment to the N-14 Registration Statement under SEC File No. 333-286465. The N-14 Securities Act File No. assigned to the N-14 Registration Statement filed in error was File No. 333-288296. No shares of the Acquiring Fund or Target Fund were issued or sold in connection with the N-14 and no prospectus contained in the N-14 has been distributed. The Trust believes that withdrawal of the N-14 Registration Statement is consistent with the public interest and the protection of investors. The Trust requests that, in accordance with the provisions of Rule 477 under the Securities Act, the Commission accept this application for withdrawal of the N-14 Registration Statement. This filing relates solely to the N-14 Registration Statement. No information contained herein is intended to amend, supersede, or affect any other filings relating to the Trust.

The Acquiring Fund’s Registrant and the Target Fund’s Registrant are now filing Form RW to request withdrawal of the N-14 Registration Statement (File No. 333-288296). After the withdrawal of the N-14 Registration Statement, the Acquiring Fund’s Registrant intends to file a Pre-Effective Amendment to the registration statement on Form N-14 (File No. 333-286465) on June 25, 2025.

If you have any questions concerning the foregoing, please contact me at either (913) 660-0778 or John.Lively@Practus.com.

Regards,

/s/ John H. Lively

On behalf of Practus, LLP